Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 67-II dated July 2, 2007	Term Sheet No. 1 to Product Supplement no. 67-II Registration Statement No. 333-130051 Dated July 2, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 23, 2009

General

  The notes are designed for investors who seek exposure to any appreciation of the iShares® MSCI Emerging Markets Index Fund over the term of the notes. Investors should be willing to forego interest payments, have their notes automatically called with a return of at least 32.50% as a result of the Knock-Out feature and be willing to lose some or all of their principal. Investors must also be willing to accept some currency exchange rate risk.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 23, 2009*.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about July 20, 2007 and are expected to settle on or about July 25, 2007.

Key Terms

Index Fund:	iShares® MSCI Emerging Markets Index Fund (the “Index Fund”) The return of the Index Fund reflects, in part, all dividends paid on the equity securities held by the Index Fund.
Underlying Index:	MSCI Emerging Markets Index (the “Underlying Index”)
Knock-Out Event/ Automatic Call:

If on any Monitoring Day the closing price of one share of the Index Fund exceeds the Knock-Out Level, a Knock-Out Event will have occurred, the notes will be automatically called and you will receive, for each $1,000 principal amount note, a cash payment of $1,000 plus the Additional Amount, resulting in a payment of at least $1,325. We refer to the date on which a Knock-Out Event occurs as the “Call Date.”

Monitoring Days:	The closing price of the Index Fund will generally be measured on the 20th calendar day of each month in order to determine whether a Knock-Out Event has occurred.
Knock-Out Level:	At least 132.50% of the Initial Share Price. The Knock-Out Level will be determined on the pricing date and will not be less than 132.50% of the Initial Share Price.
Payment at Maturity:	To the extent that the notes have not been automatically called:
(1) if the Final Share Price is equal to, or greater than, the Initial Share Price, at maturity you will receive for each $1,000 principal amount note a cash payment of $1,000 plus the Additional Amount, which may be zero; or
(2) your investment will be fully exposed to any decline in the Index Fund if the Final Share Price declines from the Initial Share Price and a Knock-Out Event has not occurred. If the Final Share Price declines from the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price declines from the Initial Share Price. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 x Share Return)
You will lose some or all of your investment at maturity if the Final Share Price declines from the Initial Share Price and a Knock-Out Event has not occurred.
Additional Amount:	The Additional Amount per $1,000 principal amount note will equal:
(1) at maturity if the notes are not automatically called, $1,000 x the Share Return x the Participation Rate; or
(2) upon the occurrence of a Knock-Out Event and the resulting automatic call, $1,000 x the Knock-Out Rate. Assuming the Knock-Out Rate is 32.50%, under these circumstances the Additional Amount you would receive upon automatic call would equal $325 per $1,000 principal amount note.
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Final Valuation Date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti Dilution Adjustments” in the accompanying product supplement no. 67-II for further information about these adjustments.

Participation Rate:	If a Knock-Out Event has not occurred, the Participation Rate will equal 200%.
Knock-Out Rate:	At least 32.50%. The Knock-Out Rate will be determined on the pricing date and will not be less than 32.50%.
Final Valuation Date:	July 20, 2009*
Call Settlement Date:	The fifth business day after the Call Date or, if the Call Date is the Final Valuation Date, the Maturity Date*.
Maturity Date:	July 23, 2009*
CUSIP:
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 67-II.

**	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Certain U.S. Federal Income Tax Consequences.”

Investing in the Auto Callable Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 67-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet. JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 67-II and this term sheet if you so request by calling toll-free 866-535-9248. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $32.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $15.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $32.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 67-II.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. If the notes priced today, the aggregate amount of these fees would be expected to be $32.00 per $1,000 principal amount note. The actual amount of these fees may be more or less than $32.00 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the total amount of these fees exceed $40.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 2, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 67-II dated July 2, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 67-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 67-II dated July 2, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002680/e27771_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If a Knock-Out Event has not occurred and if the Final Share Price is equal to, or greater than, the Initial Share Price, at maturity, in addition to your principal for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Share Return x the Participation Rate. If a Knock-Out Event occurs, your notes will be automatically called and, in addition to your principal for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Knock-Out Rate. The actual Knock-Out Level will be determined on the pricing date and will not be less than 132.50% of the Initial Share Price. Assuming the Knock-Out Level of the notes is set at 132.50% of the Initial Share Price and the Knock-Out Rate is set at 32.50%, the appreciation potential of the notes, which reflects the Participation Rate of 200%, will be limited to approximately 65.00%. Because the notes are our senior unsecured obligations, the payment of the amount due at maturity, if any, or upon an automatic call is subject to our ability to pay our obligations as they become due.
  POTENTIAL FOR EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be automatically called before maturity if the closing price of one share of the Index Fund on any Monitoring Day exceeds the Knock-Out Level and you will be entitled to at least $1,325 for each $1,000 principal amount note. The actual Knock-Out Rate will be determined on the pricing date and will not be less than 32.50%.
  DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The return on the notes is linked to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks to generate investment results that correspond generally to the MSCI Emerging Markets Index by pursuing an investment strategy that includes investing directly in the equity securities included in the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund and the Underlying Index, see the information set forth under “iShares® MSCI Emerging Markets Index Fund” and “The MSCI Emerging Markets Index” in the accompanying product supplement no. 67-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 67-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” that, subject to the discussion of the “constructive ownership” rules in the next sentence, generates long-term capital gain or loss if held for more than one year for U.S. federal income tax purposes, whether or not you are an initial purchaser of notes at the issue price. However, a portion of any gain on the sale or settlement of the notes after one year could be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code, in which case the tax consequences of selling or settling the notes could be significantly and adversely affected, as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 67-II. Our special tax counsel is unable to express any opinion as to whether or to what extent the constructive ownership rules might apply to an investment in the notes.

  In addition, the Internal Revenue Service or a court may not respect the above characterization and treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as “contingent payment debt instruments,” as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 67-II.

  You should consult your tax adviser regarding the treatment of the notes, including the possible application of the constructive ownership rules as well as possible alternative treatments.

JPMorgan Structured Investments — Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 67-II. You should consider carefully whether the notes are suitable to your investment goals.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity or upon an automatic call is linked to the performance of the Index Fund, and will depend on whether a Knock-Out Event occurs and whether, and the extent to which, the Share Return is positive, flat or negative. IF A KNOCK-OUT EVENT HAS NOT OCCURRED, YOUR INVESTMENT WILL BE FULLY EXPOSED TO ANY DECLINE IN THE FINAL SHARE PRICE AS COMPARED TO THE INITIAL SHARE PRICE.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index Fund. Your ability to participate in the appreciation of the Index Fund may be limited to the Knock-Out Rate of the notes. The closing price of the Index Fund will generally be measured on the 20th of each month in order to determine whether a Knock-Out Event has occurred. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of at least 32.50%, or at least $325, and will not be determined by reference to the Share Return even though the Share Return may reflect significantly greater appreciation in the Index Fund than 32.50%. The actual Knock-Out Rate will be determined on the pricing date and will not be less than 32.50%.
  NO INTEREST OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or any other rights that holders of shares of the Index Fund would have.
  DIFFERENCES BETWEEN THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the MSCI Emerging Markets Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index. In addition, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund.
  THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the iShares® MSCI Emerging Markets Index Fund’s investment adviser. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the iShares® MSCI Emerging Markets Index Fund. Any of these actions could adversely affect the price of the shares of the iShares® MSCI Emerging Markets Index Fund and consequently the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY OR AUTOMATIC CALL — While the payment at maturity, if any, or upon an automatic call upon the occurrence of a Knock-Out Event, if applicable, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date or an automatic call could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity or until they are automatically called upon a Knock-Out Event, if applicable.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index Fund. Your net exposure will depend on the extent to which the currencies of the equity securities held by the Index Fund strengthen or weaken against the U.S. dollar and the weighting of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

JPMorgan Structured Investments — Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-2

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of the shares of the Index Fund at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are set out in more detail in the accompanying product supplement no. 67-II.
  THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Sensitivity Analysis — Hypothetical Payment at Maturity or Upon a Knock-Out Event and Resulting Automatic Call for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity, if any, or upon a Knock-Out Event and resulting automatic call, if applicable, for a $1,000 principal amount note for a hypothetical range of performance for the Share Return from -100% to +80% and assumes a Participation Rate of 200%, an Initial Share Price of $131.00, a Knock-Out Level of 132.50% and a Knock-Out Rate of 32.50%. To the extent that the actual terms differ from any of those assumed above, the payment on the notes indicated below would be different. In addition, for ease of analysis, the dollar amounts listed under “Final Share Price” are deemed to reflect the highest closing price of one share of the Index Fund on any Monitoring Day. If on any Monitoring Day, the closing price of one share of the Index Fund were to exceed the Knock-Out Level (which would be $173.58 based on the assumed Initial Share Price of $131.00 and the assumed Knock-Out Level of 132.50%), a Knock-Out Event would have occurred, the notes would have been automatically called and the redemption amount of $1,325 would have been paid.

The numbers appearing in the table below have been rounded for ease of analysis.

						Payment on the Notes
Final Share Price	Share Return	Participation Rate	Share Return x Participation Rate (200%)	Additional Amount	Principal	At Maturity (Knock Out Event Does Not Occur)	Knock Out Event and Automatic Call Do Occur

235.80	80.00%	N/A	N/A	$325	$1,000	N/A	$1,325
222.70	70.00%	N/A	N/A	$325	$1,000	N/A	$1,325
209.60	60.00%	N/A	N/A	$325	$1,000	N/A	$1,325
196.50	50.00%	N/A	N/A	$325	$1,000	N/A	$1,325
183.40	40.00%	N/A	N/A	$325	$1,000	N/A	$1,325
173.58	32.50%	200%	65.00%	$650	$1,000	$1,650	$1,325
170.30	30.00%	200%	60.00%	$600	$1,000	$1,600	$1,325
157.20	20.00%	200%	40.00%	$400	$1,000	$1,400	$1,325
144.10	10.00%	200%	20.00%	$200	$1,000	$1,200	$1,325
131.00	0.00%	200%	0%	$0	$1,000	$1,000	$1,325
117.90	-10.00%	N/A	N/A	N/A	$1,000	$900	$1,325
104.80	-20.00%	N/A	N/A	N/A	$1,000	$800	$1,325
91.70	-30.00%	N/A	N/A	N/A	$1,000	$700	$1,325
78.60	-40.00%	N/A	N/A	N/A	$1,000	$600	$1,325
65.50	-50.00%	N/A	N/A	N/A	$1,000	$500	$1,325
52.40	-60.00%	N/A	N/A	N/A	$1,000	$400	$1,325
39.30	-70.00%	N/A	N/A	N/A	$1,000	$300	$1,325
26.20	-80.00%	N/A	N/A	N/A	$1,000	$200	$1,325
13.10	-90.00%	N/A	N/A	N/A	$1,000	$100	$1,325
0.00	-100.00%	N/A	N/A	N/A	$1,000	$0	$1,325

Hypothetical Examples of Amounts Payable at Maturity or upon a Knock-Out Event and Resulting Automatic Call

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $131.00 to a Final Share Price of $157.20 and the closing price of one share of the Index Fund did not exceed $173.58 on any Monitoring Day. Because the Final Share Price is greater than the Initial Share Price and a Knock-Out Event has not occurred, the Additional Amount is equal to $400 and the final payment at maturity is equal to $1,400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(157.20-131.00)/131.00] x 200%) = $1,400

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $131.00 to a Final Share Price of $104.80 and the closing price of one share of the Index Fund did not exceed $173.58 on any Monitoring Day. Because the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, the final payment at maturity is equal to $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(104.80-131.00)/131.00]) = $800

Example 3: The closing price of one share of the Index Fund equals $183.40 on at least one Monitoring Day. Because the closing price of one share of the Index Fund on at least one Monitoring Day exceeded the Knock-Out Level ($173.58), a Knock-Out Event has occurred, the Additional Amount is equal to $325 and the payment upon automatic call is equal to $1,325 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 32.50%) = $1,325

JPMorgan Structured Investments — Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-3

Historical Information

The following graph sets forth the weekly closing price of one share of the Index Fund from April 7, 2003 , which was the date of the Index Fund’s inception, through June 29, 2007. The closing price of one share of the Index Fund on June 29, 2007 was $131.65. We obtained the information in the graph below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to its accuracy or completeness.

The historical prices set forth in the graph have been adjusted for a 3-for-1 stock split that was paid on June 8, 2005. The historical prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the Final Valuation Date or any Monitoring Day. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-4